UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*


                           SPARTA SURGICAL CORPORATION
                                (Name of Issuer)

                          $.002 Par Value Common Stock
                         (Title of Class of Securities)

                                   846648 88 9
                                 (CUSIP Number)

Thomas F. Reiner, 7068 Koll Center Pkwy #401, Pleasanton, CA 94566,(510)417-8812
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               February 25, 1998
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages

                              CUSIP No. 846648 88 9
                                  Schedule 13D


(1) Names of Reporting Persons. S.S. or I.R.S. Identification Numbers of Above Persons
          Thomas F. Reiner
          S.S. Number ###-##-####

(2) Check the Appropriate Box if a                                       (a) [ ]
    Member of a Group (See Instructions)                                 (b) [ ]

(3) SEC Use Only

(4) Source of Funds (See Instructions)
          Not Applicable

(5) Check Box if Disclosure of Legal Proceedings
    is  Required Pursuant to Items 2(d) or 2(e)                              [ ]

(6) Citizenship or Place of Organization
          United States

                                    (7)  Sole Voting Power         1,567,484
Number of Shares
Beneficially Owned                  (8)  Shared Voting Power               0
by Each Reporting
Person With                         (9)  Sole Dispositive Power    1,431,233

                                   (10)  Shared Dispositive Power          0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          1,567,484

(12) Check Box if the Aggregate Amount in Row
     (11) Excludes Certain Shares (See Instructions)                         [ ]

(13) Percent of Class Represented by Amount in Row (11)
          65.24%

(14) Type of Reporting Person (See Instructions)
          Individual - IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 4 pages

Item 1. Security and Issuer

        This statement relates to the issuance of 647,986 shares (the "Shares") of Common Stock, $0.002 par value of Sparta Surgical Corporation (the "Issuer"), whose principal executive offices are located at Bernal Corporate Park, 7068 Koll Center Parkway, Suite 401, Pleasanton, CA 94566 to Thomas F. Reiner ( the "Reporting Person").

Item 2. Identity and Background

        (a) Thomas F. Reiner.

        (b) 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

        (c) President, Chief Executive Officer and Chairman of the Board of Sparta Surgical Corporation, 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

        (d) No.

        (e) No.

        (f) United States.

Item 3. Source and Amount of Funds or Other Consideration

        Not Applicable.

Item 4. Purpose of Transaction

        Not Applicable.

Item 5. Interest in Securities of the Issuer

        (a) Following the issuance of the Shares as to which this schedule pertains, the Reporting Person is the Beneficial Owner of 1,567,484 shares of Common Stock (by direct ownership of 782,148 shares of Common Stock including 10,417 shares which the Reporting Person has voting rights and the right to acquire 785,336 including shares as which the Reporting Person will have voting rights following the exercise of 125,834 warrants held by others.) This equates to voting control and/or ownership over approximately 65.24% of the Issuer's outstanding Common Stock.

        (b) The Reporting Person has the right to vote all of the shares referenced in Item 5 (a) and to direct the disposition of all but 136,251 of such shares.


                                Page 3 of 4 pages

        (c) None.

        (d) None.

        (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Not Applicable.

Item 7. Material to Be Filed as Exhibits

        None.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                               March 6, 1998
                                                            --------------------
                                                                   Dated


                                                            /s/ Thomas F. Reiner
                                                            --------------------
                                                            Thomas F. Reiner


                                Page 4 of 4 pages